SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 17, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: August 20, 2012

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Financial and Operating Results for the Second Quarter 2012

BEIJING, China, August 17, 2012 /PRNewswire-FirstCall — iSoftStone Holdings Limited (“iSoftStone”, or “the Company”, NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the second quarter ended June 30, 2012.

Second quarter 2012 financial and operating results

•	Net revenues increased 37.4% to $92.0 million in the second quarter 2012 from $67.0 million in the second quarter 2011.

•	Gross profit increased 22.2% to $30.2 million in the second quarter 2012 from $24.7 million in the second quarter 2011.

•	Net income in the second quarter 2012 decreased 38.5% to $3.6 million from $5.9 million in the second quarter 2011.

•	Non-GAAP net income (note 1) increased 4.5% to $8.2 million in the second quarter 2012 from $7.9 million in the second quarter 2011.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.06 in the second quarter 2012 compared with $0.10 in the second quarter 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.14 in the second quarter 2012 and $0.13 in the second quarter 2011.

•	Total number of employees increased 34.1% to 13,348 as of June 30, 2012 from 9,956 as of June 30, 2011.

First half 2012 financial and operating results

•	Net revenues increased 44.0% to $178.4 million in the first half 2012 from $123.9 million in the first half 2011.

•	Gross profit increased 28.1% to $58.0 million in the first half 2012 from $45.2 million in the first half 2011.

•	Net income in the first half 2012 decreased 37.0% to $7.0 million from $11.0 million in the first half 2011.

•	Non-GAAP net income (note 1) increased 10.9% to $15.5 million in the first half 2012 from $14.0 million in the first half 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Diluted earnings per ADS were $0.12 in the first half 2012 and $0.18 in the first half 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.26 in the first half 2012 and $0.23 in the first half 2011.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “iSoftStone achieved solid business growth in the second quarter 2012. The vast majority of our growth was organic.

“We continued to execute our business strategies well during the quarter, including optimizing our business mix, balancing our geographic markets, focusing on our key verticals, and improving our operational efficiency.

“Importantly, our Consulting and Solutions business increased 66.8%, second quarter over second quarter. Our major markets, China and the U.S., grew well, as did our major verticals, BFSI and ETP. In some of our newly won and renewed projects, we increased contract values and billing rates and shortened payment cycles.

“We will continue to strive to improve our operating and financial efficiency to respond to the challenges of cost pressures, market competition, and global economic slowing. We believe we can achieve better performance in second half of 2012 and in the years ahead.

“As the IT outsourcing industry continues to evolve globally and consolidate in China, we continue to seek ways to grow our business and deepen our most significant client relationships. For example, we are currently in negotiations about a possible joint venture with Huawei Technologies Co., Ltd. (“Huawei”). Because the negotiations with Huawei are ongoing, no details about the possible joint venture can be disclosed. There can be no assurance that a joint venture will be consummated between iSoftStone and Huawei in the near term or at all.”

Results of operations for the second quarter 2012

Net revenues

Net revenues increased $25.1 million or 37.4% to $92.0 million in the second quarter 2012 from $67.0 million in the second quarter 2011, mainly due to strong demand for IT services from customers from both Greater China and the United States.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (a) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (b) Consulting & Solutions; and (c) Business Process Outsourcing, or BPO, services. The following table shows our net revenues by service line.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

US$ in thousands, except %	2011Q2%		2012Q2%
IT services
ADM	21,359	31.9%	29,321	31.9%
R&D	21,243	31.7%	25,892	28.1%
Infrastructure and software	3,152	4.7%	3,928	4.3%

IT services, total	45,754	68.3%	59,141	64.3%
Consulting & Solutions	17,807	26.6%	29,710	32.2%
BPO services	3,393	5.1%	3,162	3.5%

Total net revenues	66,954	100.0%	92,013	100.0%

Net revenues from IT Services increased $13.4 million or 29.3% to $59.1 million in the second quarter 2012 from $45.8 million in the second quarter 2011. Net revenues from Consulting & Solutions increased $11.9 million or 66.8% to $29.7 million in the second quarter 2012 from $17.8 million in the second quarter 2011. The year-on-year quarterly growth was largely contributed by winning two public sector projects in Fujian and Gansu provinces and business intelligence projects for a China domestic bank. We expect that these types of solutions businesses will continue to be one of our growth drivers in the future. Net revenues from BPO services decreased 6.8% to $3.2 million in the second quarter 2012 from $3.4 million in the second quarter 2011 primarily as a result of the completion of a major project in the third quarter 2011.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others) based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2011Q2%		2012Q2%
Greater China	38,062	56.8%	55,912	60.8%
Global:
United States	17,613	26.3%	23,078	25.1%
Europe	5,181	7.7%	6,532	7.1%
Japan	5,932	8.9%	5,995	6.5%
Others	166	0.3%	496	0.5%

Global total	28,892	43.2%	36,101	39.2%

Total net revenues	66,954	100.0%	92,013	100.0%

Our net revenues from Greater China clients increased $17.9 million or 46.9% to $55.9 million in the second quarter 2012 from $38.1 million in the second quarter 2011. Net revenues from U.S. clients increased $5.5 million or 31.0% to $23.1 million in the second quarter 2012 from $17.6 million in the second quarter 2011. Net revenues from European clients increased $1.4 million or 26.1% to $6.5 million in the second quarter 2012 from $5.2 million in the second quarter 2011. Net revenues from Japanese clients were even on a year-on-year basis due to slow economic recovery in Japan.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2011Q2%		2012Q2%
Technology	20,332	30.4%	27,181	29.5%
Communications	26,174	39.1%	33,404	36.3%
BFSI	13,852	20.7%	19,235	20.9%
Energy, transportation, and public	2,719	4.0%	7,066	7.7%
Others	3,877	5.8%	5,127	5.6%

Total net revenues	66,954	100.0%	92,013	100.0%

Net revenues from technology clients increased $6.8 million or 33.7% to $27.2 million in the second quarter 2012 from $20.3 million in the second quarter 2011. Net revenues from communications clients increased $7.2 million or 27.6% to $33.4 million in the second quarter 2012 from $26.2 million in the second quarter 2011. Net revenues from BFSI clients increased $5.4 million or 38.9% to $19.2 million in the second quarter 2012 from $13.9 million in the second quarter 2011. Net revenues from energy, transportation, and public sector clients increased $4.3 million or 159.9% to $7.1 million in the second quarter 2012 from $2.7 million in the second quarter 2011 primarily due to two new wins to develop cloud computing projects in the Fujian and Gansu provinces. Net revenues from all other industries increased $1.3 million to $5.1 million in the second quarter 2012 from $3.9 million in the second quarter 2011 resulting from new projects in the tobacco and retail industries.

Net revenues by five largest clients

Net revenues from our top five clients totaled $41.0 million or 44.6% of total net revenues in the second quarter 2012 compared with $29.6 million or 44.2% in the second quarter 2011.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2011Q2%		2012Q2%
Time-and-expense basis	25,815	38.6%	34,528	37.5%
Fixed-price basis	39,920	59.6%	56,934	61.9%
Volume basis (BPO)	1,219	1.8%	551	0.6%

Total net revenues	66,954	100.0%	92,013	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $8.7 million or 33.8% to $34.5 million in the second quarter 2012 from $25.8 million in the second quarter 2011. Net revenues from fixed-price basis projects increased $17.0 million or 42.6% to $56.9 million in the second quarter 2012 from $39.9 million in the second quarter 2011. Net revenues from volume basis decreased $0.7 million or 54.8% to $0.6 million in the second quarter 2012 from $1.2 million in the second quarter 2011 primarily due to the completion of a major BPO project in the third quarter of 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $19.6 million or 46.3% to $61.8 million in the second quarter 2012 from $42.3 million in the second quarter 2011 primarily due to service delivery employees and facilities added to enable and match the growth of our business.

Gross profit increased $5.5 million or 22.2% to $30.2 million in the second quarter 2012 from $24.7 million in the second quarter 2011. Gross profit margin decreased to 32.8% in the second quarter 2012 from 36.9% in the second quarter 2011 primarily due to (a) annual salary increases for delivery personnel effective since January 2012 or April 2012, (b) more higher-end delivery employees and fresh college graduates hired starting from the third quarter 2011, and (c) expanded office facilities in several delivery centers, which were partly offset by government subsidies recognized and favorable business mix and efficiency improvements in the second quarter 2012.

Operating expenses

Operating expenses increased by $6.9 million or 36.7% to $25.7 million in the second quarter 2012 from $18.8 million in the second quarter 2011 primarily due to higher salary and compensation expenses, and depreciation and office expenses in connection with expansion in the number of employees and facilities to support our business growth and annual salary increases for operations employees effective since January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $21.5 million, or 23.4% of net revenues in the second quarter 2012 compared with $17.0 million, or 25.5% of net revenues in the second quarter 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

Income from operations

Income from operations decreased $2.0 million or 31.7% to $4.3 million in the second quarter 2012 from $6.3 million in the second quarter 2011 due to higher cost of revenues and higher operating expenses explained above that resulted from more employees and facilities added to support our expansion.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP income from operations (note 1) increased $0.7 million or 8.0% to $8.9 million in the second quarter 2012 from $8.2 million in the second quarter 2011.

Income taxes

Income tax expense increased to $0.5 million in the second quarter 2012 from $0.4 million in the second quarter 2011 due to the expiration of tax exemptions and holidays in certain operating entities in China by the end of 2011. We currently estimate that the effective tax rate will be approximately 14.5% for the year 2012. We previously estimated an effective tax rate of 17.6% for the year 2012. The decrease in the estimated effective tax rate for 2012 reflects receipt of a tax exemption approval for one of our PRC legal entities in the second quarter 2012.

Net income

Net income decreased $2.3 million or 39.0% to $3.6 million in the second quarter 2012 from $5.9 million in the second quarter 2011. The decrease in net income was primarily due to a $5.5 million gross profit increase as we continued to grow our revenues, offset by a $6.9 million increase in operating expenses and increased interest expenses and income taxes explained above. The $6.9 million increase in operating expenses primarily consisted of $4.4 million in higher salary expenses for more employees added to support our expansion and $2.4 million in higher share-based compensation, which were due to granting more stock options and restricted shares to employees and consultants, and early vesting of certain restricted shares of some consultants during the second quarter 2012.

Non-GAAP net income (note 1) increased by $0.4 million or 4.5% to $8.2 million in the second quarter 2012 from $7.9 million in the second quarter 2011.

Earnings per ADS

Basic earnings per ADS were $0.06 in the second quarter 2012 and $0.11 in the second quarter 2011.

Diluted earnings per ADS were $0.06 in the second quarter 2012 and $0.10 in the second quarter 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.14 in the second quarter 2012 and $0.13 in the second quarter 2011.

Cash and Cash Flow

As of June 30, 2012, we had a cash balance of $60.1 million. Our net cash used in operating activities in the second quarter 2012 was $9.9 million. Our net cash used in investing activities in the second quarter 2012 was $1.8 million, including capital expenditures of $3.7 million.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Days sales outstanding, or DSO, was 171 days for the second quarter 2012 and 155 days for the second quarter 2011. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer quarterly DSO in the second quarter 2012 was mainly due to faster revenue growth from domestic China clients who tend to have longer payment cycles.

Results of operations for the first half 2012

Net revenues

Net revenues increased $54.5 million or 44.0% to $178.4 million in the first half 2012 from $123.9 million in the first half 2011 due to strong customer demand for IT services in both Greater China and the United States.

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	First Half 2011%		First Half 2012%
IT services
ADM	42,052	33.9%	58,471	32.8%
R&D	39,445	31.8%	52,837	29.6%
Infrastructure and software	5,769	4.7%	5,686	3.2%

IT services, total	87,266	70.4%	116,994	65.6%
Consulting & Solutions	30,901	25.0%	55,285	31.0%
BPO services	5,704	4.6%	6,083	3.4%

Total net revenues	123,871	100.0%	178,362	100.0%

Net revenues from IT Services increased $29.7 million or 34.1% to $117.0 million in the first half 2012 from $87.3 million in the first half 2011. Net revenues from Consulting & Solutions increased $24.4 million or 78.9% to $55.3 million in the first half 2012 from $30.9 million in the first half 2011. Net revenues from BPO services increased 6.6% to $6.1 million in the first half 2012 from $5.7 million in the first half 2011. The growth of net revenue was primarily due to deepening and broadening our engagements with existing clients and new wins of public sector projects in the Fujian and Gansu provinces and in Liaoyuan city.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	First Half 2011%		First Half 2012%
Greater China	69,493	56.1%	107,351	60.2%
Global:
United States	31,949	25.8%	45,303	25.4%
Europe	10,314	8.3%	12,311	6.9%
Japan	11,802	9.5%	12,275	6.9%
Others	313	0.3%	1,122	0.6%

Global total	54,378	43.9%	71,011	39.8%

Total net revenues	123,871	100.0%	178,362	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our net revenues from Greater China clients increased $37.9 million or 54.5% to $107.4 million in the first half 2012 from $69.5 million in the first half 2011. Net revenues from U.S. clients increased $13.4 million or 41.8% to $45.3 million in the first half 2012 from $32.0 million in the first half 2011. Net revenues from European clients increased $2.0 million or 19.4% to $12.3 million in the first half 2012 from $10.3 million in the first half 2011. Net revenues from Japanese clients were relatively even.

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	First Half 2011%		First Half 2012%
Technology	38,855	31.4%	52,077	29.2%
Communication	47,508	38.4%	66,342	37.2%
BFSI	25,719	20.8%	35,020	19.6%
Energy, transportation and public	4,425	3.5%	14,839	8.3%
Others	7,364	5.9%	10,084	5.7%

Total net revenues	123,871	100.0%	178,362	100.0%

Net revenues from technology clients increased $13.2 million or 34.0% to $52.1 million in the first half 2012 from $38.9 million in the first half 2011. Net revenues from communications clients increased $18.8 million or 39.6% to $66.3 million in the first half 2012 from $47.5 million in the first half 2011. Net revenues from BFSI clients increased $9.3 million or 36.2% to $35.0 million in the first half 2012 from $25.7 million in the first half 2011. Net revenues from energy, transportation, and public sector clients increased $10.4 million or 235.3% to $14.8 million in the first half 2012 from $4.4 million in the first half 2011, which was largely due to recent public sector solution project wins in various tier-2 and tier-3 cities. Net revenues from all other industries increased $2.7 million to $10.1 million in the first half 2012 from $7.4 million in the first half 2011 resulting from new projects in the tobacco and retail industries.

Net revenues by five largest clients

Net revenues from our top five clients totaled $81.6 million or 45.8% of total net revenues in the first half 2012 compared with $53.9 million or 43.6% in the first half 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	First Half 2011%		First Half 2012%
Time-and-expense basis	49,960	40.3%	63,917	35.9%
Fixed-price basis	72,491	58.5%	113,259	63.5%
Volume basis (BPO)	1,420	1.2%	1,186	0.6%

Total net revenues	123,871	100.0%	178,362	100.0%

Net revenues from time-and-expenses basis projects increased $14.0 million or 27.9% to $63.9 million in the first half 2012 from $50.0 million in the first half 2011. Net revenues from fixed-price basis projects increased $40.8 million or 56.2% to $113.3 million in the first half 2012 from $72.5 million in the first half 2011. Net revenues from volume basis projects decreased $0.2 million or 16.5% to $1.2 million in the first half 2012 from $1.4 million in the first half 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $41.8 million or 53.1% to $120.4 million in the first half 2012 from $78.6 million in the first half 2011 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $12.7 million or 28.1% to $58.0 million in the first half 2012 from $45.2 million in the first half 2011. Gross profit margin decreased to 32.5% in the first half 2012 from 36.5% in the first half 2011 primarily due to (a) annual salary increases for delivery personnel effective since January 2012 or April 2012, (b) more higher-end delivery employees and fresh graduates hired starting from the third quarter 2011, (c) expanded office facilities in several delivery centers, and (d) less government subsidies recognized as a percentage of net revenues in the first half 2012, which were partly offset by favorable business mix and efficiency improvements.

Operating expenses

Operating expenses increased $12.5 million or 34.3% to $49.2 million in the first half 2012 from $36.6 million in the first half 2011 primarily due to higher salary and compensation expenses, and depreciation and office expenses in connection with expansion in the number of employees and in facilities to support the company’s business growth and annual salary increase for operation personnel effectively since January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $41.6 million, or 23.3% of net revenues in the first half 2012 compared with $31.8 million, or 25.7% of net revenues in the first half 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income from operations

Income from operations was $8.4 million in the first half 2012 compared with $9.9 million in the first half 2011 due to higher cost of revenues and higher operating expenses explained above that are resulted from more employees and facilities added to support our expansion.

Non-GAAP income from operations (note 1) increased $1.9 million or 12.8% to $17.0 million in the first half 2012 from $15.1 million in the first half 2011.

Interest expense

Interest expense was $0.6 million in the first half 2012 and $1.4 million in the first half 2011. Interest expense in the first half 2012 was interest on short-term bank borrowings. Interest expense in the first half 2011 included imputed interest of $0.7 million accrued for our convertible notes and $0.7 million of interest on short-term bank borrowings.

Income taxes

Income tax expense increased to $1.2 million in the first half 2012 from $0.7 million in the first half 2011 resulting from the expiration of the tax exemptions and tax holidays in certain operating entities in China by the end of 2011. We currently estimate that the effective tax rate should be approximately 14.5% for the year 2012.

Net income

Net income decreased $4.0 million or 36.4% to $7.0 million in the first half 2012 from $11.0 million in the first half 2011. The decrease in net income was primarily due to a $12.7 million gross profit increase as we continued to grow our revenues, offset by a $12.5 million operating expenses increase, higher income taxes as explained above, and lower income from the change in the fair value of convertible notes derivatives of $2.8 million. All of our convertible notes were converted into ordinary shares by March 2011 and the conversions had no financial impact on the statement of operations of the first half 2012.

Non-GAAP net income (note 1) increased $1.5 million or 10.9% to $15.5 million in the first half 2012 from $14.0 million in the first half 2011.

Earnings per ADS

Basic earnings per ADS were $0.12 in the first half 2012 and $0.20 in the first half 2011.

Diluted earnings per ADS were $0.12 in the first half 2012 and $0.18 in the first half 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.26 in the first half 2012 and $0.23 in the first half 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cash and Cash Flow

As of June 30, 2012, we had a cash balance of $60.1 million. Our net cash used in operating activities in the first half 2012 was $29.0 million. Our net cash used in investing activities in the first half 2012 was $9.7 million, including capital expenditures of $9.2 million.

Days sales outstanding was 167 days for the first half 2012 and 157 days for the first half 2011.

Recent Developments

Acquisition of Abovenet International Inc. (“Abovenet”)

In June 2012, we acquired Abovenet, a business intelligence and data management services provider based in Canada, to further strengthen our strategy and capabilities in business intelligence and big data. Total consideration for the acquisition will be determined based on Abovenet’s income from operations for the 12 months ending on December 31, 2012. The total consideration is capped at $3.0 million and will be paid in cash in multiple installments during the next three years.

Outlook for the third quarter of 2012 and full year 2012

For the third quarter 2012, iSoftStone expects to achieve the following targets:

•	Net revenues for the third quarter 2012 to be at least $98.0 million.

•	Net income for the third quarter 2012 to be at least $6.3 million.

•	Non-GAAP net income for the third quarter 2012 to be at least $10.0 million.

•

Non-GAAP diluted earnings per ADS for the third quarter 2012 to be at least $0.17, assuming 58.5 million average ADSs will be outstanding in the third quarter 2012. One ADS represents 10 ordinary shares.

For the full year 2012, iSoftStone expects to achieve the following targets:

•	Net revenues in 2012 to be at least $386.5 million.

•	Net income in 2012 to be at least $23.0 million.

•	Non-GAAP net income in 2012 to be at least $39.0 million.

•	Non-GAAP diluted earnings per ADS in 2012 to be at least $0.65, assuming 60.0 million average ADSs will be outstanding in 2012. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook of net income reflects an estimated income tax rate of 14.5%.

The guidance for Non-GAAP net income for the third quarter and year 2012 reflects estimated impacts from delays in pricing adjustments from major customers, continuous cost inflation, investment in future business drivers, and one-time costs in connection with negotiating the joint venture with Huawei.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income and diluted earnings per ADS) excluded share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation table at the end of this earnings release.

Conference Call on August 17, 2012

iSoftStone will host an earnings conference call and live webcast covering its second quarter 2012 financial results at 8:00 a.m. Eastern Daylight Time (New York) on August 17, 2012 (which is also 8:00 p.m. in Beijing and Hong Kong on August 17).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U. K. toll-free	080 8234 6646

Netherlands	08 000 221 931

Norway toll-free	80 01 07 19

China toll-free	800 819 0121

China toll-free mobile	400 620 8038

Hong Kong toll-free	800 930 346

Hong Kong toll	+852 2475 0994

U.S. toll	1 718 354 1231

International toll	+65 6723 9381

Participant password	ISS

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

A live webcast and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on August 24, 2012. The dial-in details for the telephone replay are as follows:

U.S. toll-free	1 866 214 5335

U. K. toll-free	0 800 731 7846

China toll-free	10 80 0714 0386

Hong Kong toll-free	800 901 596

Singapore toll-free	800 616 3021

International toll	+61 2 8235 5000

U.S. toll	1 718 354 1232

Replay ID	1342 0582

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the second quarter 2012 and the first half 2012, our financial outlook for the third quarter and full year of 2012, our possible joint venture with Huawei and the continued success of our strategy (including the success of our focus on optimizing business mix, enhancing service capabilities, industry vertical focus, geographic balance, and improving operational efficiency), and our ability to make continued long-term investments, particularly in light of a challenging global economic environment and slowdown of the China economy.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter 2012 and the first half 2012 are preliminary, unaudited, and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter and full year of 2012, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our third quarter 2012 and year 2012 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

+86 139 1141 3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2011	2012	2011	2012
Revenues	68,238	94,021	126,282	181,793
Business tax	(1,284)	(2,008)	(2,411)	(3,431)

Net revenues	66,954	92,013	123,871	178,362
Cost of revenues	(42,253)	(61,835)	(78,625)	(120,403)

Gross profit	24,701	30,178	45,246	57,959
Operating expenses:
General and administrative expenses	(11,743)	(16,169)	(23,215)	(30,814)
Selling and marketing expenses	(6,130)	(8,192)	(11,515)	(16,136)
Research and development expenses	(943)	(1,363)	(1,891)	(2,219)

Total operating expenses	(18,816)	(25,724)	(36,621)	(49,169)
Change in fair value of contingent consideration in connection with business combination	(24)	(111)	(82)	(510)
Other income (expenses)	255	(117)	339	(178)
Government subsidies	168	93	1,040	309

Income from operations	6,284	4,319	9,922	8,411
Interest income	373	140	651	515
Interest expense	(226)	(284)	(1,406)	(571)
Change in fair value of convertible notes derivatives	—	—	2,832	—

Income before provision for income taxes and loss in equity method investments, net of income taxes	6,431	4,175	11,999	8,355
Income tax expense	(368)	(465)	(693)	(1,167)

Income after income tax before loss in equity method investments, net of income taxes	6,063	3,710	11,306	7,188
Loss in equity method investments, net of income tax	(166)	(84)	(258)	(233)

Net income	5,897	3,626	11,048	6,955

Less: Net income attributable to noncontrolling interest	77	35	82	76

Net income attributable to iSoftstone Holdings Limited	5,820	3,591	10,966	6,879

Earnings per share (in US$)
Basic	0.01	0.01	0.02	0.01
Diluted	0.01	0.01	0.02	0.01
Earnings per ADS (in US$)
Basic	0.11	0.06	0.2	0.12
Diluted	0.1	0.06	0.18	0.12
Weighted average shares (in thousands)
Basic	548,048	562,906	539,370	560,767
Diluted	598,796	583,677	598,531	587,462

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2011	2012	2011	2012
Net income	5,897	3,626	11,048	6,955
Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	2,129	(1,880)	3,005	(2,470)

Comprehensive income	8,026	1,746	14,053	4,485
Less: comprehensive income attributed to the noncontrolling interest	91	16	104	56

Comprehensive income attributed to iSoftstone Holdings Limited	7,935	1,730	13,949	4,429

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2011	June 30, 2012
		(Unaudited)
Cash	101,196	60,072
Restricted Cash	1,581	843
Accounts receivable, net of allowance	152,663	200,374
Other current assets	23,052	25,140

Total current assets	278,492	286,429
Property and equipment	55,791	57,206
Land use rights	3,242	3,176
Intangible assets	4,688	7,574
Goodwill	24,597	26,741
Other non-current assets	11,246	9,379

Total assets	378,056	390,505

Accounts payable	15,924	16,114
Deferred revenues	8,387	6,632
Short-term borrowings	15,094	14,954
Other current liabilities	40,454	40,551

Total current liabilities	79,859	78,251
Other non-current liabilities	3,438	4,126

Total liabilities	83,297	82,377

iSoftStone Holdings Limited Shareholders’ equity (note a)	293,160	306,036
Noncontrolling interest	1,599	2,092

Total liabilities and equity	378,056	390,505

Note a:

As of June 30, 2012, the number of ordinary shares issued and outstanding was 567,749,392.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three months ended		Six months ended
	June 30		June 30
	2011	2012	2011	2012
Cash flows from operating activities
Net income	5,897	3,626	11,048	6,955
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	1,333	3,831	3,883	6,870
Depreciation of property and equipment	1,639	2,325	3,059	4,562
Amortization of intangible assets	654	820	1,292	1,454
Amortization of land use rights	—	18	—	36
Provision of allowance for doubtful accounts	549	154	999	93
Loss on equity method investments	166	84	258	233
Loss (gain) on disposal of property and equipment	(10)	68	50	113
Changes in fair value for contingent consideration in connection with business combinations	24	111	82	510
Changes in fair value of convertible notes derivatives	—	—	(2,832)	—
Imputed interest expense in connection with convertible notes	—	—	654	—
Changes in operating assets and liabilities:
Accounts receivable	(12,538)	(30,235)	(26,429)	(48,831)
Other assets	(1,547)	3,872	(4,878)	(1,109)
Accounts payable	1,788	3,895	(2,177)	(31)
Other liabilities	7,354	1,569	2,676	139

Net cash provided by (used in) operating activities	5,309	(9,862)	(12,315)	(29,006)
Cash flows from investing activities
Purchase of property and equipment	(15,420)	(3,717)	(17,211)	(9,205)
Cost of long-term investments	(4,291)	—	(4,367)	—
Proceeds from sales of long-term investments	—	577	—	577
Purchase of intangible assets	(107)	—	(107)	—
Consideration paid for business acquisitions	(258)	(1,750)	(258)	(1,750)
Restricted cash	(231)	3,069	1,592	718

Net cash used in investing activities	(20,307)	(1,821)	(20,351)	(9,660)
Cash flows from financing activities
Proceeds from sale of ordinary shares	—	—	211	—
Payment of offering cost in connection with the issuance of ordinary shares	(125)	—	(1,485)	—
Proceeds from exercise of options	2,251	224	2,789	1,793
Capital contribution from noncontrolling interest shareholder	—	—	—	436
Proceeds from short-term borrowings	—	—	—	1,585
Payments of short-term borrowings	(37,627)	—	(37,627)	(1,585)
Deferred and contingent consideration paid for business acquisitions	(469)	(197)	(2,324)	(3,980)

Net cash (used in) provided by financing activities	(35,970)	27	(38,436)	(1,751)
Effect of exchange rate changes	630	(144)	958	(707)

Net decrease in cash and cash equivalents	(50,338)	(11,800)	(70,144)	(41,124)
Cash at beginning of period	161,274	71,872	181,080	101,196

Cash at end of period	110,936	60,072	110,936	60,072

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1. Reconciliation of Non-GAAP financial operating expenses, income from operations and net income to comparable GAAP measures

	Three months ended				Three months ended
	June 30, 2011				June 30, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(18,816)	1,770	(a)	(17,046)	(25,724)	4,234	(c)	(21,490)
Income from operations	6,284	1,955	(a)(b)	8,239	4,319	4,577	(c)(d)	8,896
Net income	5,897	1,955	(a)(b)	7,852	3,626	4,577	(c)(d)	8,203

	Six months ended				Six months ended
	June 30, 2011				June 30, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(36,621)	4,779	(e)	(31,842)	(49,169)	7,580	(h)	(41,589)
Income from operations	9,922	5,156	(e)(f)	15,078	8,411	8,593	(h)(i)	17,004
Net income	11,048	2,978	(e)(f)(g)	14,026	6,955	8,593	(h)(i)	15,548

Notes:

(a)	Adjustments to exclude share-based compensation of $1,267 and amortization of intangible assets from acquisitions of $503 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $66, amortization of intangible assets from acquisitions of $95 and change in fair value of contingent consideration connection with business combinations of $24 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $3,697 and amortization of intangible assets from acquisitions of $537 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $133, amortization of intangible assets from acquisitions of $99 and change in fair value of contingent consideration connection with business combinations of $111 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $3,776 and amortization of intangible assets from acquisitions of $1,003 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(f)	Adjustments to exclude share-based compensation of $107, amortization of intangible assets from acquisitions of $188 and change in fair value of contingent consideration connection with business combinations of $82 from the unaudited condensed consolidated statements.
(g)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $6,617 and amortization of intangible assets from acquisitions of $963 from the unaudited condensed consolidated statements.
(i)	Adjustments to exclude share-based compensation of $252, amortization of intangible assets from acquisitions of $251 and change in fair value of contingent consideration connection with business combinations of $510 from the unaudited condensed consolidated statements.

2. Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended June 30, 2011			Three months ended June 30, 2012
	GAAP		Non-GAAP	GAAP		Non-GAAP
	measures	Adjustments	measures	measures	Adjustments	measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	598,796	—	598,796	583,677	—	583,677	(a)
Diluted earnings per share (in US$)	0.01		0.01	0.01		0.01
Diluted earnings per ADS (in US$)	0.10		0.13	0.06		0.14

Note:

(a)	In the earning release for the first quarter 2012, we estimated 60.0 million average ADSs or 600.0 million shares will be outstanding in the second quarter 2012. The difference with the actual number of 583.7 million shares was primarily due to the delay of new option grants and the less impact of existing stock options resulting from a lower stock price than our original estimates.

	Six months ended June 30, 2011			Six months ended June 30, 2012
	GAAP		Non-GAAP	GAAP		Non-GAAP
	measures	Adjustments	measures	measures	Adjustments	measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	598,531	—	598,531	587,462	—	587,462
Diluted earnings per share (in US$)	0.02		0.02	0.01		0.03
Diluted earnings per ADS (in US$)	0.18		0.23	0.12		0.26